SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1
                     (AMENDMENT NO. 2-FINAL AMENDMENT)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                SCHEDULE 13D
                     (AMENDMENT NO. 1-FINAL AMENDMENT)
   PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO PURSUANT TO 13d-2(a)
                      UNDER THE SECURITIES ACT OF 1934

                              ----------------

                         SIGNATURE BRANDS USA, INC.
                         (NAME OF SUBJECT COMPANY)


                           JAVA ACQUISITION CORP.
                            SUNBEAM CORPORATION
                                 (BIDDERS)

                              ----------------

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                              ----------------

                                82667N 10 1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------

                           DAVID C. FANNIN, ESQ.
                            SUNBEAM CORPORATION
                         1615 SOUTH CONGRESS AVENUE
                                 SUITE 200
                        DELRAY BEACH, FLORIDA 33445
                         TELEPHONE: (561) 243-2100
                         FACSIMILE: (561) 243-2100
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:

                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                       919 THIRD AVENUE, SUITE 46-80
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000
                         CALCULATION OF FILING FEE
                     TRANSACTION VALUATION* $93,932,966
                        AMOUNT OF FILING FEE $18,787

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* Estimated for purposes of calculating the amount of the filing fee only.
  This amount assumes the purchase of 11,385,814 shares of common stock, $.01 par value (the "Shares"), of Signature Brands USA, Inc., at a price of $8.25 per Share in cash. Such number of Shares represents the 9,186,761 Shares outstanding as of March 5, 1998 and assumes the issuance prior to the consummation of the Offer of 2,199,053 Shares upon the exercise of outstanding options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11
    (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,787
Form or Registration No.: Schedule 14D-1
Filing Party: Sunbeam Corporation and  Java Acquisition Corp.
Date Filed: March 6, 1998







CUSIP NO. 82667N 10 1
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1.    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Java Acquisition Corp.
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2.    Check the Appropriate Box if a Member of a Group           (a) [  ]
                                                                 (b) [  ]
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3.    SEC Use only

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4.    Source of Funds

      AF
---------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(e) or 2(f)                                              [  ]

---------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
---------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,052,179 (including 3,044 shares subject to guarantee of delivery)
---------------------------------------------------------------------------
8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain
      Shares                                                      [  ]

---------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row (7)

      98.5%
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10.   Type of Reporting Person

      CO
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CUSIP NO. 82667N 10 1
---------------------------------------------------------------------------
1.    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Sunbeam Corporation
---------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group            (a) [  ]
                                                                  (b) [  ]

---------------------------------------------------------------------------
3.    SEC Use only

---------------------------------------------------------------------------
4.    Source of Funds

      BK/OO
---------------------------------------------------------------------------
5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(e) or 2(f)                                             [  ]

---------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
---------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned By Each Reporting Person

      9,052,179 (including 3,044 shares subject to guarantee of delivery)
---------------------------------------------------------------------------
8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain
      Shares                                                       [  ]

---------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row (7)

      98.5%
---------------------------------------------------------------------------
10.   10.  Type of Reporting Person

      CO
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      This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1
and Amendment No. 1 to the Schedule 13D (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on March 6, 1998 (the "Schedule 14D-1") and the statement on Schedule 13D originally filed on March 10, 1998 (the "Schedule 13D") by Java Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned indirect subsidiary of Sunbeam Corporation, a Delaware corporation ("Parent"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Signature Brands USA, Inc., a Delaware corporation (the "Company"), at $8.25 per Share, net to the seller in cash.

      Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1 and the Schedule 13D.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Offer expired at 12:00 Midnight, New York City time, on Thursday, April 2, 1998. Based on information provided by the Depositary, approximately 9,052,179 Shares or 98.5% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 3,044 Shares tendered by means of guaranteed delivery). The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On April 3, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(12).


ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following exhibits:

            (a)(12)     Press Release of Parent dated April 3, 1998.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 6, 1998

                                    JAVA ACQUISITION CORP.


                                    By:  /s/ David C. Fannin
                                       -----------------------------------
                                       Name:  David C. Fannin
                                       Title: Executive Vice President and
                                                 General Counsel


                                    SUNBEAM CORPORATION


                                    By:  /s/ David C. Fannin
                                       ------------------------------------
                                       Name:  David C. Fannin
                                       Title: Executive Vice President and
                                                 General Counsel




                             INDEX TO EXHIBITS


 Exhibit
  Number     Exhibit
 -------     -------
 *(a)(1)     Offer to Purchase dated March 6, 1998.
 *(a)(2)     Letter of Transmittal.
 *(a)(3)     Notice of Guaranteed Delivery.
 *(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
 *(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
 *(a)(6)     Guidelines for Certification of Taxpayer Identification Number
             on Substitute Form W-9.
 *(a)(7)     Press Release of Parent dated March 2, 1998.
 *(a)(8)     Press Release of Parent dated March 9, 1998.
 *(a)(9)     First Supplement to the Offer to Purchase dated March 6, 1998.
 *(a)(10)    Press Release of Parent dated March 25, 1998.
 *(a)(11)    Press Release of Parent dated March 26, 1998.
  (a)(12)    Press Release of Parent dated April 3, 1998.
 *(b)(1)     Commitment Letter among a group of financial institutions, including Morgan Stanley Senior Funds, Inc., provided to
             Parent on March 24, 1998.
 *(c)(1)     Agreement and Plan of Merger, dated as of February 28, 1998, by and among Parent, Purchaser and the Company.
 *(c)(2)     Stock Purchase Agreement, dated as of February 28, 1998, by and among Parent, Purchaser and the Major Sellers.
 *(c)(3)     Confidentiality Agreement, dated as of February 17, 1998, by and between Parent and the Company.

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* PREVIOUSLY FILED.